Exhibit 23.2
CONSENT OF INDEPENDENT VALUATION FIRM
We consent to the inclusion in the Quarterly Report on Form 10-Q of Intevac, Inc. and subsidiaries for the quarterly period ended March 28, 2009 of references to our Valuation Report relating to the estimation of fair value of certain auction rate securities held by the Company as of March 28, 2009 and to references to our firm’s name therein.
/s/ Houlihan Smith & Company, Inc.
Chicago, Illinois
May 1, 2009